Filed by DICK’S Sporting Goods, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foot Locker, Inc.

Commission File No.: 001-10299

Date: May 28, 2025

The following communication was made by DICK’S Sporting Goods, Inc. (“DICK’S”) in connection with the proposed acquisition of Foot Locker, Inc. by DICK’S.

Transcript of Investor Call

The following includes excerpts from the transcript of the Q1 2025 DICK’S earnings call held on May 28, 2025.

Q1 2025 Earnings Call (Raw version)

Event Details

Date: 2025-05-28

Company: DICK’S Sporting Goods, Inc.

Ticker: DKS-US

Company Participants

Nathaniel A. Gilch - DICK’S Sporting Goods, Inc., Senior Director-Investor Relations

Edward W. Stack - DICK’S Sporting Goods, Inc., Executive Chairman

Lauren R. Hobart - DICK’S Sporting Goods, Inc., President, Chief Executive Officer & Director

Navdeep Gupta - DICK’S Sporting Goods, Inc., Executive Vice President & Chief Financial Officer

MANAGEMENT DISCUSSION SECTION

. . .

Nathaniel A. Gilch

Good morning, everyone, and thank you for joining us to discuss our first quarter 2025 results. On today’s call, will be back Ed Stack, our Executive Chairman, Lauren Hobart, our President and Chief Executive Officer; and Navdeep Gupta, our Chief Financial Officer. A playback of today’s call will be archived in our Investor Relations website, located at investors.dicks.com for approximately 12 months.

As a reminder, we will be making forward-looking statements, which are subject to various risks and uncertainties that could cause our actual results to differ materially from these statements. Any such statements should be considered in conjunction with cautionary statements in our earnings release and risk factor discussions in our filings with the SEC, including our last Annual Report on Form 10-K, as well as cautionary statements made during this call. We assume no obligation to update any of these forward-looking statements or information. Please refer to our Investor Relations website to find the reconciliation of our non-GAAP financial measures referenced in today’s call.

In addition, certain important information related to the transaction will be included in the registration statement on Form S4 that will be filed by DICK’S Sporting Goods in connection with the transaction. Investors are encouraged to read the Form S4 and other documents filed with the SEC in connection with the transaction.

In addition, DICK’S and Foot Locker and their directors and officers may be deemed to be participating in a solicitation of proxies in favor of the proposed transaction. Please refer to the disclaimer information included in our earnings release. And finally, for future scheduling purposes, we are tentatively planning to publish our second quarter 2025 earnings results on September 3, 2025.

With that, I’ll turn the call over to Ed.

Edward W. Stack

Thanks, Nate. Good morning, everyone. As announced earlier this morning, we had a very strong start to the year with another quarter over a 4% comp. Our momentum is significant and our long-term strategies are clearly working. On May 15, we announced our plans to acquire Foot Locker, a move that represents a truly exciting and transformational moment for DICK’S. While we spoke to our strategic rationale in the significant benefits of this acquisition and our most recent investor call, I wanted to take a moment to reiterate why we’re so excited about this combination, but why it makes sense for DICK’S at this time.

The convergence of sports and culture has never been stronger, and we’re seeing tremendous momentum and opportunity across our industry. For many years, we’ve admired Foot Locker’s brand and a powerful community built from sneaker culture. By bringing our two great brands together, we see the opportunity to create a global leader in the sports retail industry, one that serves more types of athletes, consumers and communities than we do today. This combination positions us to participate in a $300 billion global sports retail market, and expands our reach to over 3,200 stores worldwide. By applying the operational expertise we’ve built over the years, we will help unlock the next chapter of growth for footlocker. We believe this makes us an even more important partner to the world’s leading sports brands, giving them a larger, more connected platform to reach athletes across geographies, channels and banners.

As we said earlier, we expect the transaction to be accretive to DICK’S EPS in the first full fiscal year post close, and we see a clear path to unlocking meaningful cost synergies over the medium-term. We’re proud of the strong position we’re in today and incredibly excited about the future we believe is ahead in combination with Foot Locker. Well, this morning we’re focused on our strong Q1 results. We look forward to sharing updates as we move through this process.

. . .

QUESTION AND ANSWER SECTION

. . .

Question – Unidentified speaker: Hey. Good morning. So my first question is for Ed, and with regard to the proposed transaction with Foot Locker. So, I think a lot of us have studied this very closely. I know you have been talking to a number of investors for potential investors out there. You touted, the merits of the transaction. The question I have is, is your — you’re talking to investors with DICK’S stocks still being down from the type of announcement. What do you think? Is there anything clear that you think the market is really missing on the potential for this transaction, both near and maybe longer term?

Answer – Unidentified speaker: Yeah. Brian, thanks for the question. We understand that there’s really a group of people out there, shareholders that would really have preferred we just continue to do what we’re doing. And, our business is very strong. We’ve got a lot of momentum around, what’s going on from a House of Sport standpoint? What’s going on from the Field House? And we’ve got these projects firmly under control, and people would just be wishing we’d just continue to do what we’re doing. We don’t think that’s right long term for the business. So with the Foot Locker transaction, we see several opportunities. It really gives us a unique opportunity to strengthen our brand relationships through a global presence gives us the ability to service a portion of the market that we just, we can’t service today with our DICK’S Sporting Goods stores. We believe we can bring greater operational efficiency to the Foot Locker business and increase its profitability.

We’ve kind of talked that we’ll capture $100 million to $125 million of synergies through the medium term, and we’ve been very clear that we believe this will be accretive to our earnings in the first full fiscal year following the close. As we take a look at why we did this, we believe sport and culture have intersected around the globe and it’s only going to get stronger over time. This gives us an opportunity to compete for that market share and not just abdicate it to other retailers around the globe. We just don’t feel that we should do that. And I think what the street needs to understand is that, like it or not, we don’t make investments or decisions for a quarter or two. We make these decisions and investments for a lifetime, and we do know that it’s up to us to prove to the street and to everybody that this was the right decision to make.

We’re confident that we’ll be able to do that. So we’re really excited about this acquisition. We think it’s going to be very good for our shareholders. It’s very good for the Foot Locker shareholders. It’ll be good for the consumer out there and the momentum we have with our DICK’S business, we do not expect to be interrupted. So we’re pretty excited about this.

. . .

Question – Unidentified speaker: Okay. My follow-up. I want to ask about Nike. I realize there’s maybe sensitivity to talk about one brand, but I think the importance of it goes higher now for DICK’S. And then in the future with Foot Locker. And I don’t think there’s a company or people better suited to give us a perspective. So if you’re willing assessment where the brand is in terms of cleaning up inventories in the marketplace, do they have a defined distribution strategy? And then you’re your assessment or opinion on product innovation is just your thoughts I realize you can’t speak for them.

Answer – Unidentified speaker: Yes. Thanks, Simeon. Yeah, Nike is a very important strategic partner for us. And we continue to be really happy both with our partnership and the strategic nature of it, the fact that we’re innovating and working on longer term consumer trends and product pipelines, what we see coming down the pike we’re very excited about and Nike continues to perform really, really well for us. So as we look to the future, we’ve heard about some distribution changes.

We worked very closely with all of our brand partners. And one thing that you can say about Nike time in and time out is that they are very good at segmenting their products, and we have no reason to expect that that won’t be the same. So we expect segmentations of the market. We expect minimal overlap with some of the new distribution, and we’re excited about a lot of product innovation coming down the pike. The running construct, some of the lifestyle apparel, women’s basketball. There’s a lot of great stuff going on. So we feel terrific about the Nike partnership.

. . .

Question – Unidentified speaker: Hey, good morning. Thanks for taking my question. It’s really two follow- ups. One is just, can you guys talk about the way how you took share from Foot Locker over the last few years? And how much of that was a driver to growth? And then I think you guys called out, you’re going to, you’re gaining share from digital and omnichannel. Is there a shift in who you’re taking share from? And how are you thinking about taking that share as people like Amazon maybe getting better allocations from people like Nike? And then my follow-up is just quickly on what, just remind us what the expectations are for FTC approvals for the merger?

. . .

Answer – Unidentified speaker: Yeah, Robby, let me just quickly build on what Lauren answered. In terms of the share gain also, we have to keep in mind that the gain are coming from the core product focus category. So, it’s apparel, it’s footwear, it’s team sports that the work our merchant teams are doing, even in some of the outdoor categories, are the drivers of our differentiation. In terms of the FTC approval on the merger, we anticipate that would be somewhere in the second half of this year.

. . .

Question – Unidentified speaker: Understood. And I’ve got a question on the Foot Locker deal as well. Looking at the documents, it seems like it’s a pretty low divestiture threshold. I think it’s $100 million in terms of, if you’re forced to divest more than that, that you could potentially walk away from the deal. Can you talk about why that level that doesn’t, that doesn’t seem like that’s a whole lot of Foot Locker stores in terms of potential divestitures. So, any comments on that would be helpful? Thank you.

Answer – Unidentified speaker: Sure. We think that, because we talked about one of the main reasons for this is to serve a consumer that we’re not able to serve today. And, if we have to divest a lot, then it kind of makes it not consistent with what our strategy and the tactics are that we want to employ. So that’s why we’ve got that $100 million number there. We really want to service a consumer that we don’t service today.

. . .

Question – Unidentified speaker: Good morning. Thank you so much for taking my question. There’s still a perception by some that DICK’S comp over the last several quarters has been driven by unique and temporary factors, such as the contribution from the House of Sport or a unique allocation of footwear to the stores. Is there anything different from this quarter to suggest that these unique factors are really just not driving the business? And it’s more broad-based than that, and it’s more sustainable such that you’re still being quite conservative as you look out over the next couple of quarters? Thank you.

Answer – Unidentified speaker: Yes. Thanks, Michael, for the question. I can’t emphasize enough that our growth has been ongoing for many, many quarters in a row, and it is due to the fact that our long-term strategy are working, and we have four core strategies. The first that we’ve leaned into across the board, not just temporary in one category, but across the board, is access to differentiated product. And we continue to build those relationships with brand partners, get increasing access and House of Sport, and Field House enable us to bring in even newer product, more and emerging brands, and also tell our partner brands story to life in powerful ways. At the same time, elevating the athlete experience is a second core strategy of ours, and that is everything from our teammates working incredibly hard in the store to provide confidence to athletes that they are stepping into the right product for them. That’s going to help them improve their game all the way to reinventing our entire concepts with House of Sport and Foot Locker

The other thing I will say is one of our biggest assets is our team and the culture that we have at DICK’S there. We have an incredible group of people. We say it’s the best team in sports and it is. And I can’t emphasize enough how powerful that team has been in terms of driving our growth.

And the last thing. Our fourth core strategy is just our investment in our brand and our Sports Matter program and the fact that our brand belief is really powerful. So, I don’t at all think that our growth has been driven by unique and temporary factors. I mean, this has been a core strategic plan that’s been executed over the course of many, many years.

. . .

Question – Unidentified speaker: I read my question better. It was more so in relation to the Foot Locker acquisition. That’s all very helpful information. But, the I think, like I said, DICK’S is already getting as good, if not better than any other player allocations out there. So, the contribution from Foot Locker, can it get that much better?

Answer – Unidentified speaker: I think one of the important parts of the strategy, in terms of us, a potential acquisition of Foot Locker, is that we partner with our brands in an incredibly strong strategic way, and that’s all of our partner brands. As we as we now would become a global business, we will now be partnering. These are all global brands will be partnering with them on even longer-term global product innovation. And so yes, I do expect that this is a real win for our relationships with our brand partners, and we will continue to drive our product assortment.

. . .

Question – Unidentified speaker: Good morning. Thanks for taking my question. So, Lauren, maybe ask a different way operationally. What do you see as the biggest opportunity within the Foot Locker banner? And when you think about that financially, what’s the biggest opportunity there? Operating margin obviously is depressed versus history. What do you see as the biggest line items for improvement in their operating margin in their financial returns?

Answer – Unidentified speaker: Yeah. John, we are obviously in the early stages of the acquisition, but we’ve done an extensive amount of due diligence and we see a lot of opportunities. Their original strategies, the lace up plan has some very strong aspects to it that we believe we can continue to drive growth from, including reinventing the stores and leaning into the digital experience and marketing and all of all of that. But I also want to say why I personally am so excited. I mean, we have the DICK’S business that has so much momentum, and we are going to keep our DICK’S team fully focused on the momentum that we have in the DICK’S business. And at the same time, we are going to put a small group of people working for Ed to work with the Foot Locker team to really unlock all of that. The gross margin improvement that we know is available. And with Ed, obviously, he’s an incredibly incredible retail expert. He’s got operational excellence, incredibly strong brand relationships, real estate development relationships. I mean, it’s such a wonderful thing that he’s going to be able to bring all of that expertise and partner with the Foot Locker leadership team to drive both businesses. We are confident that we’ll be able to execute the heck out of this and really drive that growth margin improvement that will drive profitability.

. . .

Question – Unidentified speaker: Hey, thanks, this is Lejuez. I just had a couple questions related to the overlap with Foot Locker. Curious if you could talk about what percent of your stores overlap in the same centers. And if you can remind us what percent of your stores are mall versus off. Second, just customer overlap, what do you think it is for Foot Locker? And then third, specifically on Nike, what percent of your Nike SKUs are also sold at Foot Locker as you might estimate it?

Answer – Unidentified speaker: Well, we are still very early in the stages of the acquisition process. I’m not going to speak to most of those questions, but when we close the deal, we will come out and share all of this just to answer specific questions about DICK’S are about 30% of our stores are in malls. And we do believe one of the strong tenets of this acquisition is that we will be acquiring a different customer. We’ll have access, even within the US, to urban locations that we don’t have access to before with the large format stores, and we’re hoping that this will be incremental to our customer base.

Question – Unidentified speaker: Anything you could add? Maybe on potential revenue synergies between the two organizations?

Answer – Unidentified speaker: Well, we’ll share much more detailed points when the transaction is closed

. . .

Question – Unidentified speaker: Okay. Thank you for that. Now, just one quick follow-up on buybacks. Nearly 300 million in the first quarter. Should we expect buybacks to be on hold as you work to close the acquisition?

Answer – Unidentified speaker: Yeah, we’ll continue to be nimble and flexible about it. As you can imagine, there are certain restrictions as we are in the phase of the S4 filing. So, we’ll evaluate that appropriately for the balance of the year.

*  *   *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified as those that may predict, forecast, indicate or imply future results or performance and by forward-looking words such as “believe”, “anticipate”, “expect”, “estimate”, “predict”, “intend”, “plan”, “project”, “goal”, “will”, “will be”, “will continue”, “will result”, “could”, “may”, “might” or any variations of such words or other words with similar meanings. Any statements about DICK’S Sporting Goods, Inc.’s (“DICK’S Sporting Goods”), Foot Locker, Inc.’s (“Foot Locker”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond DICK’S Sporting Goods’, Foot Locker’s and the combined company’s control. DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Forward-looking statements include statements regarding, among other things, the benefits of the combination of DICK’S Sporting Goods and Foot Locker (the “Transaction”), including future financial and operating results and the combined company’s plans, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts.

Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements include, but are not limited to, current macroeconomic conditions, including prolonged inflationary pressures, potential changes to international trade relations, geopolitical conflicts and adverse changes in consumer disposable income; supply chain constraints, delays and disruptions; fluctuations in product costs and availability due to tariffs, currency exchange rate fluctuations, fuel price uncertainty and labor shortages; changes in consumer demand for products in certain categories and consumer lifestyle changes; intense competition in the sporting goods industry; the overall success of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s strategic plans and initiatives; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s vertical brand strategy and plans; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to optimize their respective distribution and fulfillment networks to efficiently deliver merchandise to their stores and the possibility of disruptions; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s dependence on suppliers, distributors, and manufacturers to provide sufficient quantities of quality products in a timely fashion; the potential impacts of unauthorized use or disclosure of sensitive or confidential customer, employee, vendor or other information; the risk of problems with DICK’S Sporting Goods’, Foot Locker’s and the combined company’s information systems, including e-commerce platforms; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to attract and retain customers, executive officers and employees; increasing labor costs; the effects of the performance of professional sports teams within DICK’S Sporting Goods’, Foot Locker’s and the combined company’s core regions of operations; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to control expenses and manage inventory shrink; the seasonality of certain categories of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s operations and weather-related risks; changes in applicable tax laws, regulations, treaties, interpretations and other guidance; product safety and labeling concerns; the projected range of capital expenditures of DICK’S Sporting Goods, Foot Locker and the combined company, including costs associated with new store development, relocations and remodels and investments in technology; plans to return capital to stockholders through dividends and share repurchases, if any; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to meet market expectations; the influence of DICK’S Sporting Goods’ Class B common stockholders and associated possible scrutiny and public pressure; compliance and litigation risks; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to protect their respective intellectual property rights or respond to claims of infringement by third parties; the availability of adequate capital; obligations and other provisions related to DICK’S Sporting Goods’, Foot Locker’s and the combined company’s indebtedness; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future results of operations and financial condition; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Transaction; the outcome of any legal proceedings that may be instituted against DICK’S Sporting Goods or Foot Locker, including with respect to the Transaction; the possibility that the Transaction does not close when expected or at all because required regulatory or shareholder approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction, including anticipated cost synergies, may not be fully realized or may take longer to realize than expected; the ability to promptly and effectively integrate the businesses of DICK’S Sporting Goods and Foot Locker following the closing of the Transaction; the dilution caused by the issuance of shares of DICK’S Sporting Goods common stock in the Transaction; the possibility that a Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the terms of the debt financing incurred in connection with the Transaction; reputational risk and potential adverse reactions of DICK’S Sporting Goods’ or Foot Locker’s customers, employees or other business partners; and the diversion of DICK’S Sporting Goods’ and Foot Locker’s management’s attention and time from ongoing business operations and opportunities due to the Transaction. These factors are not necessarily all of the factors that could cause DICK’S Sporting Goods’, Foot Locker’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm DICK’S Sporting Goods’, Foot Locker’s or the combined company’s results.

For additional information on these and other factors that could affect DICK’S Sporting Goods’ or Foot Locker’s actual results, see the risk factors set forth in DICK’S Sporting Goods’ and Foot Locker’s filings with the Securities and Exchange Commission (the “SEC”), including DICK’S Sporting Goods’ most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC, and Foot Locker’s most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC. DICK’S Sporting Goods and Foot Locker disclaim and do not undertake any obligation to update or revise any forward-looking statement in this presentation, except as required by applicable law or regulation. Forward-looking statements included in this presentation are made as of the date of this presentation.

Additional Information about the Merger and Where to Find It

In connection with the Transaction, DICK’S Sporting Goods intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Foot Locker that also constitutes a prospectus for the shares of DICK’S Sporting Goods common stock to be offered in the Transaction. Each of DICK’S Sporting Goods and Foot Locker may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that DICK’S Sporting Goods or Foot Locker may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to shareholders of Foot Locker. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DICK’S SPORTING GOODS, FOOT LOCKER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about DICK’S Sporting Goods, Foot Locker and the Transaction once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com. Copies of the documents filed with the SEC by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Participants in the Solicitation

DICK’S Sporting Goods, Foot Locker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of DICK’S Sporting Goods is set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on May 2, 2025 and is available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001089063/000108906325000054/dks-20250501.htm, under the headings “Corporate Governance,” “Director Compensation,” “Executive Compensation,” “Transactions with Related Persons” and “Stock Ownership,” DICK’S Sporting Goods’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1089063/000108906325000012/dks-20250201.htm, and to the extent holdings of DICK’S Sporting Goods securities by its directors or executive officers have changed since the amounts set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Information about the directors and executive officers of Foot Locker is set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000110465925033769/tm2425908-3_def14a.htm, under the headings “Governance,” “Director Compensation,” “Executive Compensation” and “Shareholder Ownership,” Foot Locker’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000143774925009620/floc20241213_10k.htm, and to the extent holdings of Foot Locker securities by its directors or executive officers have changed since the amounts set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DICK’S Sporting Goods and Foot Locker will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com and those filed by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.